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                           June 10, 2020

       Kevin Lee, Ph.D., MBA
       Chief Executive Officer
       BICYCLE THERAPEUTICS PLC
       B900, Babraham Research Campus
       Cambridge CB22 3AT
       United Kingdom

                                                        Re: BICYCLE
THERAPEUTICS PLC
                                                            Registration
Statement on Form S-3
                                                            Filed June 5, 2020
                                                            File No. 333-238996

       Dear Dr. Lee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jaime L. Chase, Esq.